SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

  New Germany Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

644465106
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		New Germany Fund, Inc.
		Two International Place
		Boston, MA   02110-4103
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn Van Degriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of GF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of GF fit the investment guidelines for various Accounts.  Shares have been acquired
since  April 21, 1992.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 793,073 shares,
which represents 5.70% of the outstanding Shares.  Karpus Investment
Management Profit Sharing Plan presently owns 6480 shares purchased on September 8, 2003 at $5.87 (50 shares), September 10 at $5.82  (50 shares), September 15 at $5.91 (50 shares), September 16 at $5.92 (100 shares), September 23 at $5.98 (50 shares), September 24 at $5.97 (150 shares), September 25 &29 at $5.93 (310 shares), September 26 at $5.86
(50 shares), October 1 at $5.86 (50 shares), October 6 at $5.97 (50 shares), October 9 at $6.18 (200 shares), October 14 at $6.37 (350 shares), October
17 at $6.37 (100 shares), October 20 at $6.45 (100 shares), October 22 at
$6.46 (50 shares), October 23 at $6.36 (50 shares), October 30 at $6.62
(100 shares), November 24 at $6.67 (400 shares), December 3 & 4 at
$7.13 (1100 shares), January 8, 2004 at $7.54 (1095 shares), January 12 at
$7.64 (95 shares), January 27 at $7.98 (1865 shares), March 5 at $7.97 (50 shares), and March 8 at $8.01 (15 shares). Jo Ann Van Degriff presently owns 1600 shares purchased on October 22, 2003 at $6.52. George W.
Karpus presently owns 2615 shares purchased January 12, 2004 at $7.64
(1815 shares) and at $7.65 (800 shares).  Dana R. Consler presently owns
1175 shares purchased November 3, 2003 at $6.90 (100 shares),
November 19 & 20 at $6.65 (295 shares), and March 30, 2004 at $7.26
(780 shares). None of the other Principles of KIM presently owns shares of GF.
      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
2/2/2004
1610
7.77

3/1/2004
4600
7.97
2/2/2004
-335
7.63

3/2/2004
13200
8.09
2/3/2004
1815
7.82

3/3/2004
20090
7.99
2/4/2004
6110
7.79

3/4/2004
16455
7.94
2/5/2004
2710
7.8

3/5/2004
5000
7.96
2/6/2004
1495
7.98

3/8/2004
8225
8.02
2/9/2004
9940
8.14

3/9/2004
1350
7.96
2/10/2004
28480
8.17

3/10/2004
5050
7.88
2/11/2004
780
8.13

3/11/2004
12600
7.37
2/12/2004
8700
8.14

3/15/2004
7045
7.41
2/13/2004
11790
8.15

3/16/2004
2970
7.25
2/17/2004
2525
8.23

3/17/2004
-30
7.32
2/18/2004
10595
8.21

3/17/2004
8885
7.35
2/19/2004
5000
8.24

3/18/2004
5215
7.31
2/20/2004
12825
8.08

3/19/2004
9190
7.27
2/23/2004
5400
8.05

3/22/2004
3665
7.02
2/24/2004
9700
7.95

3/23/2004
9975
7.1
2/25/2004
4715
7.94

3/24/2004
5660
6.97
2/26/2004
5000
7.99

3/25/2004
3135
7.09
2/27/2004
850
7.95

3/26/2004
2815
7.13




3/30/2004
3200
7.31




3/31/2004
960
7.36
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of GF Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.











































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



April 9, 2004 			      	    By:________________________
       Date						   Signature
						Dana R. Consler, Vice President
         Name/Title